Exhibit 1

Media Release

22 September 2011

Appointment of Ann Pickard to the Westpac Board

Westpac Banking Corporation announces the appointment of Ann Pickard to the Westpac Board. Ms Pickard’s appointment will become effective on 1 December 2011.

Ms Pickard has 25 years of international experience as a senior manager in large organisations, with responsibility for major corporate transformations, maximising return on assets in challenging environments, complex negotiations, large scale development projects and strategic planning.

Westpac Chairman, Ted Evans, said “Ann’s deep global experience will complement the skills of the existing directors and bring a valuable new dimension to the Board’s thinking. We are very much looking forward to her joining us.”

In March 2010, Ms Pickard became the Executive Vice President of Royal Dutch Shell’s upstream business in Australia. In August 2010, her role was expanded to Country Chair of Shell in Australia. Before her current role, Ms Pickard was Shell’s Regional Executive Vice President for Sub Sahara Africa, overseeing the company’s exploration and production, gas and LNG activities in the region.

She has also held the position of Director - Global Businesses and Strategy and been a member of the Shell Gas & Power Executive Committee with responsibility for Global LNG, Power and Gas & Power Strategy.

Before joining Shell in 2000, Ms Pickard worked for Mobil which merged with Exxon in 1999 to form ExxonMobil. Ms Pickard is on the Board of the Energy & Minerals Institute, University of Western Australia.

Ms Pickard will be an independent Non-executive Director.

Ends

For Further Information

Jane Counsel

Westpac Media Relations

Ph: 02 8253 3443

Ph: 0416 275 273

Westpac Banking Corporation

ABN 33007457141